Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.:  1-5097

The following are excerpts from the Johnson Controls, Inc. earnings conference call for the first quarter of fiscal year 2016.

Alex Molinaroli - Johnson Controls Inc - Chairman & CEO

You go to slide 9, we’ll talk about the auto separation, the Adient spin off in a few minutes. And as you all know we introduced the fact that we will merged with Tyco earlier this week. I am incredibly excited about what I’ve seen so far. The reaction by our customers, by our employees and by the folks that follow us, our investors, I do think it’s going to be a win-win for both companies, certainly for our customers and our shareholders. And I look forward to working with our partners at Tyco over the next few months as we work towards close. I think that it’s just going to be more exciting times to come for both companies.

…

On slide 11, I’m not going to spend a lot of time on this. This should look familiar. The Tyco and Johnson Controls merger if you look at the key points on this particular slide, I just want to talk about a couple things and make sure that it’s absolutely clear. You know we’ve gotten a lot of feedback over the last week. We see $650 million of synergies and including operational and the tax synergies that we are going to get from the deal. That’s something that we’ve taken to the bank, and we feel very comfortable that we will be able to achieve.

What we don’t have in that is any revenue synergies. One of the things that you can expect from us over the next few months as we fully understand how that is going to come together and how we are going to integrate specifically, you can expect for us to update these numbers to include revenue synergies and the timing for that.

We’ve positioned that as all upside to make sure that we did not set some expectations that we could not meet. I can tell you internally our teams are incredibly excited about this opportunity, and I spoke with George Oliver, and his team is, too.

Post-merger, prior to any of the synergies, we are talking about a Company with $4.5 billion of EBITDA. I think the financial flexibility we will have as a combined Company certainly we will be much enhanced from what we have today and what RemainCo would have had without the merger.

You go to slide 12, I’ve — we’ve gotten a lot of feedback over the last week, and so we tried to put a slide together that I think is going to be very helpful. There’s been a lot of feedback that we’ve gotten to make sure that people can understand, because we are merging and then spinning, what is the value to the JCI shareholder and how — what are the mechanics and what’s included in and what’s not included. I think this slide certainly goes through some of the questions that we’ve gotten.

In particular, I’m not going to go through the entire slide, because I think most of this stuff is something that you’ve — that we’ve talked about and that you’ve been able to understand. I think that the share repurchase helps you understand how we get from the current 650 million shares outstanding to the future combined Company of 940 million shares outstanding after the repurchase program.

If you go back into the appendix, there is a slide that I think can help you get from the 650 million to the 940 million shares, and that might close some gaps for some of the folks here on the phone that were trying to understand some of the metrics around this deal. The $10.5 billion net debt is an important number. If you look at what our net debt to EBITDA is we will be in a strong position as I said earlier to be able to have some flexibility moving forward.

…

Josh Pokrzywinski - Buckingham Research - Analyst

Okay. And just flipping over to Adient real quickly, it might be a little premature for this. I’ll take a flyer. I guess with the new structure with Tyco one would imagine that Adient comes out maybe a bit more tax advantaged than it would have otherwise pre-merger. Anyway to maybe handicap what kind of tax synergies maybe versus the former imaginary case —

Alex Molinaroli - Johnson Controls Inc - Chairman & CEO

It’s a great question. It’s really good question and I think as we work through that we’ve talked about where we are and we just haven’t — we just don’t have it finally worked out. We will have it worked out by the time we get the Form 10 and the question you have is a great question. And I think we are sorting through that now, and we certainly will have that prepared between now and the Form 10 and so at the latest we will be able to have that then which is late March or early April. Good question.

…

Noah Kaye - Oppenheimer & Co. - Analyst

With the Tyco merger now another major integration to manage, I’m just wondering how, if at all, does that change your thinking about the capital allocation strategy once all of these ducks are put in a row?

Alex Molinaroli - Johnson Controls Inc - Chairman & CEO

Do you mean as it relates to after?

Noah Kaye - Oppenheimer & Co. - Analyst

Yes after the spinoff and the dividend receipt, the influx of cash, how could all of this change any of your thinking about capital allocation say between M&A, share repurchase —

Alex Molinaroli - Johnson Controls Inc - Chairman & CEO

I don’t know that it changes anything except that we are going to have an awful lot going on. Depending on where we are — if you look at the cash flows that we look at it’s going to ramp up because we will still have some trailing costs as it relates to integration, moving into next year even the separation. So I think as our cash flows improve, depending on where we are with integration, I would expect that we’re going to make the right decision as it relates to whether we return that to the shareholders or make investments.

I don’t know that we’ve gotten that far, but the one thing I can tell you for sure is around our dividend policy we’re both — at this point we’re both committed to making sure that at a minimum we continue the current dividend policies of both companies. But we have to — just make sure that you understand where we are in the process. There’s an awful lot of the stuff that we really have to continue to work through. We haven’t really had a lot of those conversations yet as a team. But we’re going to have (multiple speakers) have to take cash flow. That’s for sure.

…

Alex Molinaroli - Johnson Controls Inc - Chairman & CEO

If you look at the remaining Johnson Controls not only the investments we’re making now but you look at the transformational merger that we talked about, we have an opportunity to do something really special. I think that we will actualize that. Hopefully you have the same confidence I have, and we look forward to continue reporting, achieving our near-term and our long-term plan. Thanks a lot. Have a great day.

*   *   *   *   *

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls’ or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Statement Required by the Irish Takeover Rules

The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.